UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING
UNDER THE
SECURITIES ACT OF 1933

ONG HOLDINGS, INC

(Name of Registrant as specified in its Charter)

DELAWARE	**1311**	**55-0901290**
State or other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification No

2203 Timberloch Place, Suite 100,
The Woodlands,
TX 77308
(281)-296-5797

(Address, Including Zip Code, and Telephone Number, Including Area Code, of registrant's principal executive office)

GERALD DUNNE
2203 Timberloch Place, Suite 100,
The Woodlands,
TX 77308
(281)-296-5797

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION "A"

COVER PAGE

ONG HOLDINGS INC.

Type of securities offered:	Common Stock	
Maximum number of securities offered:	20,000,000	
Price per security:	$0.1000	
Total proceeds:	$2,000,000	
Is a commissioned selling agent selling the securities in this offering?	[X] Yes	[ ] No
If yes, what percent is commission of price to public?	10 %	
Is there other compensation to selling agent(s)?	[ ] Yes	[X] No
Is there a finder's fee or similar payment to any person?	[ ] Yes	[X] No
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes	[X] No
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes	[X] No
Is transfer of the securities restricted?	[ ] Yes	[X] No

INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST REPLY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISISON OR REGULATORY AUHTORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
FL	Pending	
NY	Pending	

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 25 pages.

THE COMPANY

1.	Exact corporate name:	ONG HOLDINGS, INC., formally known as Aquasolve, Inc.
	State and date of incorporation:	The Issuer was organized under the corporate laws of the State of Delaware on September 25, 2002 as Aquasolve, Inc. The Issuer changed its name to ONG Holdings, Inc. on July 14, 2005.
	Street address of principal office:	2203 Timberloch Place, The Woodlands, TX 77380
	Company Telephone Number:	1-281-296-5797
	Fiscal Year end date:	December 31st.
	Person(s) to contact with respect to offering:	Gerald Dunne
	Telephone Number (if different from above):	1-954-871-8907

OUR COMPANY

ONG HOLDINGS, INC. ("ONGH" "we" or the "Company") is a public traded company (Pink Sheets: ONGH). The Company was originally incorporated in Delaware on September 25, 2002, under the name "AQUASOLVE, INC." On July 14, 2205, the Company changed its name to ONG HOLDINGS, INC.

Aquasolve, Inc., a Delaware corporation and the predecessor of ONG Holdings, Inc., was incorporated September 25, 2002 by Jay Wright to develop environmentally friendly technologies for water. Jay Wright was working with Michael Miville and the focus was the South Florida market. Messrs. Miville and Wright had been working together on water related projects since late 2001. It operated as a research and consulting company until December of 2003 at which time Jay Wright left the company for another position and Aquasolve, Inc. became dormant. Aquasolve, Inc. was a development stage company which did not record any revenue at this time.

Mr. Miville then started a new company to proceed in the water technology area. He formed Bedrock Technologies; Inc. This company acquired the rights to a process for extracting water from fresh water sources deep inside volcanic rock. Bedrock recently signed a major contract with the island of Granada to extract three (3) million gallons of pure water per day on the island using this process. This process could significantly assist many countries with insufficient water supplies.

The company researched various oil and gas areas over the last two years and finally entered into an agreement with a company in the Cherokee Basin area of Southeast Kansas. It plans to expand throughout the Cherokee Basin area of Southeast Kansas; a plan which rests on several assumptions some of which are:

1) The majority of smaller oil and gas producing companies usually need cash. This factor exists not because they are not creating positive cash flow, but because the nature of the independent oil and gas operator is to believe that the next well he drills will be his major bonanza. They all seem to have an addiction to drilling.

2) The second situation that exists in the minds of most of these operators is that oil and gas prices will tumble again sharply as they did back in the late eighties. This concern, added to the first premise we believe will allow us to buy oil and gas assets at very attractive prices.

3) The management of ONG Holdings believes very strongly that the situation today for oil and gas prices varies substantially from ever before; we are convinced that the demand is over coming all available supplies. We believe that the situations in the emerging "giants" China and India have created an exploding demand for energy.

4) We are currently working with our associates who have considerable knowledge and the technology in the area on extracting gas from the coal seams that appear to run throughout this area in the Cherokee Basin. The Cherokee Basin is the second largest gas field in Kansas and all indications show that there are coal seams running throughout lease area.

The leases sit on approximately 1150 acres of land and are owned and operated by Allied Oil and Gas, LLC and Schulz. Presently, gas wells sell through their owned and operated compressor to a local gathering line, 100 mcf per day, with no existing water removal in place. The pay zones that are available throughout the five leases are a consistent coal seam to 140-160 feet. A sand zone exists at or about 270 feet and the Mississippian at 500+/- feet, although the sand zone shows up only in partial areas.

Finally, we already have existing investors and we believe that we can attract many more investors to our plans for an aggressive acquisition program. We can show to these investors that we can accomplish this expansion plan with very limited overhead being necessary. Today's technology allows for the use of a Virtual Office and by outsourcing most other expenses at little cost, thus, as this acquisition brings existing cash flow to ONG Holdings, Inc. we will have positive cash flow on the acquisition of Allied Oil and Gas working interest.

Next steps, 30 additional wells have been drilled and need final completion and await electrical service, pump jacks and some final tie-ins on the gas gathering system. The pay zones exist on all new wells and the financials provided are indicative of these findings.

There is room for approximately 30-35 new gas wells on this acreage without overcrowding and the surrounding virgin thousands of acres are obtainable through our own network of relationships with these neighbors.

The gas is sold to a local independently- owned gas gathering line at a 35% transportation cost off of gross revenue which is reflected in the financial projections. The opportunity exists to perform a tap into a distribution carrier main gas line which presently runs through the property. The cost for this tap is approximately $250,000. Our findings support the fact that the carrier has the capacity for not only this deal but for expansion to capture other local markets from our gathering system. This tap would eliminate all transportation costs. This is not reflected in the financials. This would be a possible next step expansion.

This entire area has known oil bearing zones that are not reflected in the financials and would require infrastructure, new drilling and completion.

Electric logs have been performed, state records and payment will be made available during the due diligence process.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

1) ***Risks Inherent in Oil and Gas Exploration:*** Exploration of oil and gas is highly speculative and involves a great deal of risk. Companies are often required to perform expensive geological and/or seismic surveys with respect to their properties. Even if the results of such surveys are favorable, only subsequent drilling at substantial costs can determine whether the commercial development of properties is feasible. Oil and gas drilling is frequently marked by unprofitable efforts, not only from unproductive prospects, but also from productive prospects that do no produce sufficient amounts to return a profit on the investment. There can be no assurance that an oil and gas company will be able to discover, develop or produce sufficient reserves to recover the expenses incurred in connection with the exploration of its properties and achieve profitability. Oil and gas operations are subject to the substantial inherent risks, such as encountering unusual or unexpected formations, interruptions due to adverse weather conditions, unforeseen technical difficulties and equipment breakdowns. Oil and gas properties are also subject to risks inherent to drilling for and producing oil and gas, including blowouts, catering and fires. These risks could result in damage to or loss of life and property.

   Specific to our activities, we will have to commission comprehensive and expensive 3D seismic surveys to evaluate properties and then perform some drilling activities to see if the interpretations of the 3D seismic information are correct. There is no guarantee that this will be successful from providing the technique to flow the oil, if there are the oil reserves anticipated and whether it will be profitable. We have expended $1.2 million in risk capital for the evaluation of these areas, including the costs for the studies for the projected costs of 3D seismic work and environmental impact studies. We have filed an application to complete a 3D seismic survey, which is supported by engineering and environmental assessment documentation, as mentioned. There is no guarantee that our application will be approved.

2) ***Competition:*** The oil and gas industry is extremely competitive. We are a young company with no current track record, competing with more experienced operators and also with companies that are more established and with greater financial resources.

3) ***Markets and Price Volatility:*** The market price for oil and gas is historically volatile. There is no guarantee that the current price levels will continue to be sustained, and there could be a sharp drop in market prices from factors such as oversupply, reduced demand, cheaper oil and gas sellers, new alternative energy sources depressing prices, downturn in the US and other world markets and major new explorations successes. Our future profitability, if any, will depend substantially upon the prevailing prices for oil and gas. If the market price for oil and gas is significantly depressed in the future, it could have a material adverse effect on the Company's ability to raise additional capital necessary to fiancé operations. Lower oil and gas prices may also reduce the amount of oil and gas, if any, that can be produced economically from the Company's properties.

4) ***Government Approval and Regulation:*** The oil and gas industry is subject to extensive federal, state, provincial and local laws and regulations governing the production, transportation and sale of hydrocarbons as well as the taxation of income resulting there from. Legislation affecting the oil and gas industry is constantly changing. Numerous federal, state, and provincial departments and agencies have their own rules and regulations applicable to the oil and gas industry. In general, these rules and regulations regulate, among other things, the extent to which acreage may be acquired or relinquished, spacing of wells, measures required for preventing waste of oil and gas resources and, in some cases, rates of production. The heavy and increasing regulatory burdens on the oil and gas industry increase the costs of doing business and, consequently, affect profitability. We must be cognizant of all the above in both US and Canada, which increases the risks. The Company's oil and gas properties and operations are also subject to numerous federal, state, provincial and local laws and regulations relating to environmental protection. These laws govern, among other things, the amounts and types of substances and materials that may be released in to the environment, the issuance of permits in connection with exploration, drilling and production activities, the release of emissions into the atmosphere, the discharge and disposition of generated waste materials, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. These laws and regulations may impose substantial liabilities for a company's failure to comply with them or for any contamination resulting from operations.

5) ***Development Stage Company.*** We are a development stage company with a limited operating history and shall continue to be a development stage company until we can commence commercial operations. Moreover, due to our recent entrance into the oil and gas production industry, we expect to incur significant marketing and product development costs as we try to establish our position in the industry. As a result, we will need to generate significant revenues in the coming quarters in order to achieve and maintain profitability.

6) ***Need For Additional Capital.*** We anticipate that we will need to obtain additional capital to continue to expand our business operations and to acquire additional oil and gas producing properties . We cannot be sure that we will be able to obtain this needed capital from third parties on reasonable terms or at all.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

a) ONG Holdings, Inc. has created a business plan to acquire working interest in currently operating oil and natural gas operations, with an initial concentration in the Southeast Kansas region.

We believe that we will be able to acquire these working interests from the exiting small oil and gas producers, many of which require continual sources of capital and cash-flow to expand their production capacity.
In order to maintain a low corporate overhead, the Company retains independent petroleum engineers on an as-needed basis to evaluate potential oil and gas acquisitions. The Company also utilizes information obtained from experts in the local region to identify potential acquisition targets, with compensation paid on a commission –only basis.

b) Our strategy is to acquire at least one oil or gas producing property with significant upsize potential at a favorable price. We have identified one such property that is expected to produce 30 mcf per well per day. During the development stage we researched several projects and some of these have not met the criteria set by management. However, one gas producing project could possible be added to our acquisition list by the end of May 2007. As part of our goal to achieve a low cost structure we will develop our oil and gas production using the latest state of art technology. This will help to lower labor and other field level costs.

c) The working interest in oil and natural gas production will be acquired from smaller operators and sold through an established industry markets. These markets provide a large number of customers for oil and natural gas.

d) Marketing Strategy: The current market for oil and natural gas provides a steady demand for any production which the Company can acquire and aggravate from the small producers.

e) The organization has no backlog orders.

f) The company will hire three administrative personnel and two field staff at the start of the project.

g) The company is a development stage enterprise focused on the acquisition, stimulation, rehabilitation and asset improvement of small to medium sized manageable oil and gas fields throughout North America. One of these fields from Allied Oil and Gas LLC is in the development stage, and the other fields that we are considering have proven reserves with significant upside potential. Management has signed a letter of intent to purchase one of these fields that has proven reserves and a significant up side potential. Details of this field is as follows:

1. Schulz Section 33 &34, Township 31, Range 21E, Labette County, Kansas and Section 4, Township 32, Range 21E, Labette County, Kansas.
2. Manners Section 27 &28, Township 31, Range 21E, Labette County Kansas.
3. .Hughes Section 33, Township 31, Range 21E, Labette County, Kansas.
4. Smith Section 20 & 21, Township 31, Range 21E, Labette County Kansas.
5. Bennett Section 20, Township 31, Range 21E, Labette County Kansas,

h) The Company's operation does not depend on any patents, copy rights or other proprietary information.

i) All the necessary governmental approvals will have been obtained by the original operators prior to the acquisition of the working interest by ONG Holdings Inc. There are no existing or probable governmental regulations effecting or pertaining to the business of ONG Holdings, Inc. Additionally, there are no existing environmental application activities or costs affecting the organization.

j) This company has no subsidiary.

k) There have been no mergers since this company was established.

4. (a)	Event or milestone	Expected manner of occurrence or method of achievement.	Date or number of months after receipt of proceeds when should be accomplished
(i)	Purchase an existing gas producing field for $.7m	The receipts of the public offering	The operation will produce income within 30 days after the receipt of proceeds.
(ii)	Increase the capacity of existing wells.	New system will cost $250,000.	Completion schedule approximately six months
(iii)	Install a gathering system and tap.	Installation will cost $250,000	Completion schedule approximately six months
(iv)	Acquire adjacent 5000 acre lease.		

OFFERING PRICE FACTORS

5. The net, after-tax earnings (losses) for the last fiscal year was ($26,175) and the earning per share was less than $0.001.

6. The Company had no profits.

7. (a) The net tangible book value of the company is $43,827 ($.0008033 per share.)

   (b) No securities were sold during the years ended December 2005 and 2006.

8. (a) Based on 20,000,000 Shares sold: 26.9%

9. (a) The following table sets forth the use of the proceeds from this offering:

	Based on Offer Amount %
Gross Proceeds	$2,000,000
Less: Offering Expenses	
Commission & Finder Fees (8%)	160,000
Legal & Accounting (2%)	60,000
Copying & Advertising	12,000
Consulting & Research	7,000
	239,000
Net Proceeds from Offering	$1,761.000
Use of Net Proceeds:	
Working Capital	52,000
Specific Acquisition	700,000
Equipment Purchase	250,000
Gathering Line	250,000
Future Acquisitions	509,000
Total Use of Net Proceeds	$1,761,000

   (b) N/A

10. (a) None

(b) None
(c) None
(d) None

11. The company does not anticipate any liquidity or cash flow problems within the next twelve months.

12. The proceeds of this offering will satisfy the company's cash requirements for the next twelve months.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of the 20,000,000 common stocks in this offering will be approximately $1,761,000 at an assumed initial public offering price of $0.10 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

We anticipate using the net proceeds from this offering together with our available cash resources and revenues, if any, as follows:

- To complete the purchase of the lease for 75% working interest in a gas producing field in Kansas. The cost of the acquisition is $700,000 plus an issue of 30,000,000 shares of ONG Holdings, Inc.

- To fund additional capital equipment required to increase production; we will expend $250,000.

- To install a new gathering system that will be connected to all wells; we will expend $250,000.

- Acquisition of adjacent and surrounding of 5000 acres lease.

- The balance of the net proceeds will be used for expansion and working capital.

As of January 31, 2007, we had cash equivalents, short term and long term investments of approximately $72,000 in the aggregate. We expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to maintain currently planned operations through at least early 2009.

Net proceeds allocated to general corporate purposes and working capital may be used for, among other things: furthering our currently planned, capital expenditures or general and administrative expenses. In addition, we may use a portion of such net proceeds for the acquisition of, or investment in products or assets that complement our business.
We have not yet determined the manner in which we will allocate this portion of the net proceeds.

CAPITALIZATION

13.

	As of: 12/31/2006	Amount Outstanding As Adjusted for Offering
Debt:		
Short-term debt (average interest rate _ %)		
Long-term debt (average interest rate _ %)		
Total debt		
Stockholders equity (deficit):		
Preferred stock – par or stated value (by Class of preferred in order of preferences)		
Common stock-par or stated value		
Additional paid in capital	95,004	$ 2,095,004
Retained earnings (deficit)	(41,040)	$(51,177)
Total stockholders equity (deficit)	53,964	$2,043,827
Total Capitalization	$53,964	$2,043,827

Number of preferred shares authorized to be outstanding: No preference was issued.

Number of Class of Preferred	Par Value Shares Authorized	Per Share

Number of common shares authorized: 200,000,000 shares.
Par or stated value per share, if any: $.000001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise options, warrants or rights: none

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
[ ] Other:

15. These securities have:

YES	NO	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify):

16. Are the securities convertible? [ ] Yes [X] No

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate? 0%
(2) What is the maturity date? N/A
(3) Is there a mandatory sinking fund? [ ] Yes [X] No
(4) Is there a trust indenture? [ ] Yes [X] No
(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
(7) N/A

The Company has no indebtedness that is currently outstanding and senior to the securities in right of payment of interest or principal.

There are no indebtedness shares in right of payment on an equivalent (pari pasu) basis.

There is no indebtedness that is junior (subordinated) to the securities.

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [ ] Yes [X] No

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):$ N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering is The Issuer

22. The company expects sales of common stocks hereby offered will be sold directly by the Company and has not yet entered into any agreements with registered representatives, but may do so.

23. N/A

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

25. Will the certificates bear a legend notifying holders of such restriction? [ ] Yes [X] No

26. Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: Current issued and outstanding Shares have not been registered and therefore are restricted securities.

DIVIDENDS, DISTRIBUTIONS AND REGULATIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

    The company has never paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.	Chief Executive Officer:	Title: CEO & Chairman
	Name:	Gerald M. Dunne
	Age:	70
	Office Street Address:	2203 Timberloch Place, Suite 100, The Woodlands, TX 77308
	Telephone No:	1-281-296-5797

Gerald M. Dunne graduated with a B.A. in Economics from Iona University in 1958 and went to work with Standard & Poors Company as an Investment Analyst for two years, before moving on to The Fairfield County Trust Company, of Stamford, Connecticut, to work for two years as an Investment Analyst for the banks clients. He worked for Merrill Lynch for one year, after which he began his career as an independent financial consultant, raising money privately and publicly for many start-up ventures, the most prominent being Sensormatic Electronics, which was sold three years ago to Tyco for more than $5 billion dollars.

He purchased control of Consumers National Life of Indiana for $3.6 million in 1968 and sold it six months later for $4.6 million, an event that was mentioned in the Wall Street Journal. He then purchased control of Tizon Chemical Company in 1970, selling it about seven months later. Although profitable, it did not quite match the Consumers transaction. He advised and consulted for a wide variety of companies and also worked with the SBA to help minority companies get funding.

About 15 years ago, he started raising funds for businesses that he would control. The first Group Long Distance, Inc. in 1990, which he and his team built from zero to monthly revenues in excess of $8 million, increasing that figure to $100 million per annum before it was sold. The next Global Telecom Network formed in 1992 as the first U.S. provider of prepaid calling cards. This company was chosen by Entrepreneur Magazine in 1996 as the 13th fastest growing privately owned company out of 50 in the U.S. This was also sold in 1998.

He retired for a few years and spent most of his time between London and Jamaica, West Indies, returning to consulting in 2002 in the "penny" stock market, to help client who had a prepaid "debit" card business. He went on to develop a wide group, including writers of financial articles, promoters, investment advisors, etc., all of whom have trust in his investment choices. The companies whose shares he selects must have positive cash flow and prospects for increasing revenue.

He is currently CEO of ONG Holdings, a company that buys oil and gas producing working interests, presently trading on the Pink Sheets, and plans to file the Bulletin

Board. He has just hired a new Chief Operating Officer who has experience in the Cherokee Basin area and is considering a new CEO, at which time he will serve only as Chairman.

Also a Director of the Company [X] Yes [ ] No

30. Title: President

Name: Danny Beauchamp

Age: 56

Office Street Address: 2203 Timberloch Place, Suite 100, The Woodlands, TX 77308

Telephone No: 1-281-296-5797

Danny W. Beauchamp joins ONG Holdings, Inc. with over 25 years of Washington, D.C. based government, international and private industry experience. A native of Western North Carolina and a graduate of Appalachian State University, his government service began as a Naval Reserve Officer followed by five years as a Special Agent for the Federal Bureau of Investigation (FBI) in the Houston and Washington area offices. Other government positions included Foreign Assistance Inspector for the U.S. State Department's Office of the Inspector General (Africa and Pacific Rim Bureaus) and as a management consultant to the District of Columbia government on audits and investigations.

Danny's private industry experience includes working with Continental Oil, Co. (CONOCO) as a Corporate Security Analyst, the Washington area firms Strategic Business Services Group, Inc. as Vice President of Government Operations (foreign and domestic); and as Director of International Sales and Marketing Division for SELBRE Associates, Inc. Most recently he served as the Federal Representative for Westinghouse, Inc and as a marketing/business development consultant for British, Indian and US firms seeking to identify customers, joint venture opportunities and new technology for import/export.

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time

31. Chief Operating Officer : Title: Director

Name: Peter J. Fazio

Age: 54

Office Street Address: 1516 Morgan Avenue Parsons, Kansas 67357

Telephone No: 1-620-202-0317

Peter Fazio brings to the table over 30 years of management experience in the heavy construction industry as well as extensive experience in electrical construction, emerging construction technologies and fiber optics for telecommunications. Peter Fazio presently lives and works in Southeast Kansas for the past three years. He is involved in the construction infrastructure and acquisition of oil and gas fields.
In 1974, Peter Fazio founded an electrical construction company, Crosstown Electrical & Data, Inc and promptly developed it into a $41 million business. In the process, Peter brought his company to the forefront of fiber optic installation and maintenance in the New York tri-state area and in California by generating sakes and partnerships with some of the largest telecommunications companies of the time. Including RCN Communications, NYC Transit Authority, MTT Communication, Metromedia Communications, Dillon Read & Company, Time Warner, MCI WorldCom, Telergy Communication, Level (3) Communications, Telegent, and Felix Industries.

At the height of the fiber optic boom in the mid- 1990's Peter Fazio recognized the need for more fiber optic splicing specialists in New York and California and founded the XT Network Design Company, both creating an in- hose splicing school and filing an industry need for an engineering firm specializing in NYC infrastructure that could design and lay new fiber cable.

In 2000 Peter was recruited by the Petrocelli Electric Company, one of New York City's largest electrical contractors, to oversee their $31 million OSP Division, a management position that included supervising approximately 60 employees. Within the first year, he increased the company's revenue by over $20 million and secured a contract worth in excess of $400 million with Microsoft's cofounder, Paul Allen.

Peter Fazio specializes in putting the right skills in the right places at the right times, and his record is one of proven ability. Peter has the vision necessary to recognize new technologies, the talent to market their benefits to maximum effect and the proven management experience to nurture both nascent and established companies into industry leaders.

Teeming with confidence and excitement about the project, Peter said in a recent interview. "I've spent a lifetime building up to this one of a kind opportunity. We have the best technology, the finest invigorating than new challenges or as rewarding as great success."

Peter has been a member of the New York Chapter of the National Electricians Contractors Association (NECA) for 25 year, a member of the local branch of the Association of Electrical Contractors, and is also member of the Kiwanis Club in good standing. He is an honors graduate of the US Naval Air Program and holds certificates in Electrical Construction and Technical Design Electrical from Grady Vocational School. Peter Fazio resides in Parsons, Kansas.

Other Key Personnel:

(a)	Name:	William Reilly
	Age:	53
	Title:	Attorney
	Office Street Address:	401 Broadway, Suite 912 New York, NY 10013
	Telephone No:	1-212-683-1570

Mr. Reilly has been General Counsel of the Company. Mr. Reilly has been in the private practice of law since 1979. From March, 1986 to January, 1991, Mr. Reilly served as President of American Leisure Entertainment Corp., and was responsible for developing its entertainment restaurant concept. Under his direction, American Leisure completed an initial public offering of its stock in October, 1987. From 1996 to May, 1999, Mr. Reilly was an Officer and a member of the Board of Directors of BusinessNet Holdings Corp., an internet security software company, and from January, 2002 until December, 2006 as an Officer and Director of Suncoast Naturals, Inc., now Patient Portal Technologies, Inc. He also served as an Officer and Director of Invicta Corporation, a publicly-traded corporation, and its successors from January, 2001 until July, 2006.

Mr. Reilly received his Bachelor of Arts degree from the State University of New York in 1974, and a Juris Doctor degree from St. John's University School of Law in 1978. From 1978 to 1981, Mr. Reilly served as a Law Clerk to a Justice of the New York State Supreme Court. From 1982 to 1983, he was Assistant Counsel to the Speaker of the New York State Assembly and, from 1983 to 1984, as Assistant Counsel to the Chairman of the New York State Assembly Ways and Means Committee.

He served with the rank of Commander in the United States Naval Reserve, Judge Advocate General's Corps, specializing in International Law, and has served as a Naval Reserve Judge Advocate since his commission in December, 1980. Mr. Reilly is a resident of Boca Raton, FL, and is engaged in the full-time practice of corporate law as a member of the Bar of the State of New York and the Federal Courts. He is a member of the American Bar Association, the Federal Bar Association, and the New York State Bar Association.

Also a Director of the Company [ ] Yes [X] No

(b) Name: Murdock MacGregor

Title: Director

Age: 69

Office Street Address: 5 Deerfield Road
Wilton, CT 06897

Telephone No: 1-203-722-7925

Murdock "MacGregor" has been an entrepreneur since completing five years' service in the United States Marine Corps, notably in the President Guard. He conceived founded. And was the CEO of Micro Plan International, Inc., a microfilm publishing company which pioneered the dissemination of architectural drawings to the construction industry on microfilm. Later, the company became a sub-NASA, reproducing microfilm which distributed all of the information obtained during the Man on the Moon program as mandated by Congress.

Mr. MacGregor co-founded the Cannondale Corporation, one of the world's leading participants in the bicycle market and served as its Vice President for marketing. He founded Bristol Bluewater Boats, Inc. and as CEO, built the company into the country's largest manufacturer of sport dive boats, he sold the company to Lunf, a major mass producer of small boats. Throughout his career he has had an interest in, and participated in. the management of various companies in the construction material industry, telephone and oil and gas industries.

Also a Director of the Company [X] Yes [ ] No

(c) Name: Vincent Fazio

Title: Director

Age: 52

Street Address: 777 South Federal Highway J302
Pompano Beach FL 33062

Telephone No: 1-954-548-9877

Vincent Fazio was a self employed General Contractor in the NY area 1974-1985 managing projects from 200k-4 million. Employed 40 personal at peak of Company

As the Superintendent for Lehrer McGovern Bovis he was integrally involved in its growth and development. The company was later renamed, and is now known as Bovis Lend Lease. This is the second largest construction management firm in the world. I was on the management team of projects up to 200 million dollars. Building high-rise construction and complicated renovation projects in the NY tri-state area.

He was the principal owner of A.I.T. Enterprise LLC during 1989-1998. This was a firm that represented insurance company's homeowner property damage. At the peak of the company my firm wrote and settled over 4,000 claims in 1995. All of my employees were licensed to settle property loss with a NY State Fire Adjusters license. Each employee also had extensive building experience. A.I.T. also rebuilt large fire losses from 200K to 700K in the NY area.
1998-2007 Principal owner of DVNY LLC. This is a company which buys property and negotiates with city commission officials for the entitlements on large land sites. The sites also include land use change, parking reductions, and change of height requirements. Several land sites were also successfully developed in Southampton NY. These properties were developed and sold for several million dollars.

Also a Director of the Company [X] Yes [ ] No

DIRECTORS OF THE COMPANY

32. Number of Directors: 3

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Elected annually

34. There are 2 outside directors:

Murdock MacGregor
Vincent Fazio

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [X] Yes [ ] No

(b) Peter Fazio (See biography –item 31)

(c) Gerald Dunne, Chairman Pacific American Oil & Gas of Louisiana: 1970-1971.

(d) All key personnel are employed to the company.

(e) The company does not have key man life insurance

36. N/A

PRINCIPAL STOCKHOLDERS

37.

Class of Shares Price	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Dunne Trust					
Common Stock	.5	28 million	51	28 Million	33

Office Street Address: 2203 Timberloch Place, Suite 100 The Woodlands, TX 77308

Telephone No: 1-281-296-5797

Principal Occupation: Investor

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 33 million shares (60.4% of total outstanding)

After offering: 63 million shares (74.5% of total outstanding)

(1) Name: Danny Beauchamp

Number of shares held: 4,000,000

Office Street Address: 2203 Timberloch Place, Suite 100, The Woodlands, TX 77308

Telephone No: 1-281-2965-5797

(2) Name: Murdock MacGregor

Number of shares held: 1,000,000

Office Street Address: 2203 Timberloch Place, Suite 100, The Woodlands, TX 77308

Telephone No:	1-281-2965-5797
(3) Name:	The Dunne Trust (Gerald Dunne)
Number of shares Own:	28,000,000
Office Street Address:	2203 Timberloch Place, The Woodlands, TX 77308
Telephone No.:	1-281-296-5797
(4) Peter Fazio	
Number of Shares held:	15,000,000
Office Street Address:	1516 Morgan Avenue Parsons, Kansas 67357
Telephone No:	1-620-202-0317
(5) Vincent Fazio	
Number of Shares held:	15,000,000
Street Address:	777 South Federal Highway J302 Pompano Beach FL 33062
Telephone No:	1-954-548-9877

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND RENUMERATION

39. (a) Peter Fazio and Vincent Fazio are brothers.

(b) None

(c) None

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer	$0	$0
Key Personnel:		
	$0	$0
	$0	$0
	$0	$0
Others:		
	$0	$0
	$0	$0
	$0	$0
Total:	$0	$0
Directors as a group	$0	$0
(Number of persons)		

(b) N/A

(c) None exists

41. None

42. None

LITIGATION

43. There are no current, past, pending or threatened legal proceedings or administrative actions either by or against the issuer that could have a material effect on the issuer's business, financial condition, or operations.

FEDERAL TAX ASPECTS

44. The company is registered as a "C" corporation

MISCELLANEOUS FACTORS

45. None

FINANCIAL STATEMENTS

46. Report of Independent Certified Public Accounted attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. The Company has not conducted business operations to date.

48. The Company has not conducted business operations to date.

49. The Company has not conducted business operations to date.

50. The Company has not conducted business operations to date.

ONG HOLDINGS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

ONG HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

HARRIS F. RATTRAY, C.P.A.
Certified Public Accountant

The Board of Directors
ONG Holdings, Inc.
(A Development Stage Company)
The Woodlands, Texas

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have audited the balance sheet of ONG Holdings, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2006 and the period July 5, 2005 (date of formation) to December 31, 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of ONG Holdings, Inc. at December 31, 2006 and 2005 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2006 and the period July 5, 2005 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

I also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the effectiveness of internal control over financial reporting as of December 31, 2006, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 31, 2006 expressed in unqualified opinion on management's assessment that ONG Holdings, Inc. maintains effective internal control and an unqualified opinion that internal control was effective.

Pembroke Pines, Florida
March 18, 2007

1100 Sunset Strip #3 ♦ Sunrise, Florida 33313 ♦ 954-316-4439 ♦ Fax 954-316-4898
Email: hrattraycpa@bellsouth.net ♦ Website: www.cpataxaccounting.alivecity.net

ONG HOLDINGS, INC.
BALANCE SHEET
(A Development Stage Company)
as at December 31, 2006

ASSETS

	2006	2005
Current assets:		
Cash and cash equivalents	$ 2	$ 466
Trading Securities	66,000	-
Total current assets	66,002	466
Property and equipment, net	1,990	2,834
Total assets	$ 67,992	$ 3,300

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

	2006	2005
Current liabilities:		
Accrued expenses	$ 24,165	$ 18,165
Notes payable to officers	84,866	-
Total current liabilities	109,031	18,165
Other long term liabilities	-	-
Total liabilities	109,031	-
Commitments and contingencies		
Stockholders' deficiency:		
Common stock,par value $0.000001 per share authorized 200,000,000 shares; 54,560,000 shares issued and outstanding as of December 31, 2005 and June 30, 2006	10,138	10,138
Deficit accumulated during the development stage	(51,177)	(25,003)
Total Stockholders' deficiency	(41,040)	(14,865)
Total liabilities and stockholders' deficiency	$ 67,992	$ 3,300

See notes to financial statements.

ONG HOLDINGS, INC.
STATEMENT OF OPERATIONS
(A Development Stage Company)

	Year ended December 31, 2006	Period July 9, 2005 (Date of Formation) through December 31, 2005
Revenue	$ 7,477	$ -
Cost and expenses:		
General and administrative expenses	$ 33,651	24,836
Loss from operations	(26,175)	(24,836)
Interest expense	-	(167)
Loss before provision for income taxes	(26,175)	(25,003)
Provision for income taxes	-	-
Net loss	$ (26,175)	$ (25,003)
Loss per share - basic and diluted	$ -	$ -
Weighted average number of common shares outstanding - basic and diluted	54,560,000	54,560,000

See notes to financial statements.

ONG HOLDINGS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(A Development Stage Company)

	Total	Common Stock No of shares	Common Stock Amount	Deficit Accumulated During Development Stage
Balance, January 1, 2008	$ (25,003)	-	$ -	$ (25,003)
Common Stock issued for expenses less cost of issue	10,138	54,560,000	10,138	-
Net loss year ended December,31	(26,175)			(26,175)
Balance, December 31, 2008	(41,040)	54,560,000	10,138	(51,177)

See notes to financial statements.

ONG HOLDINGS, INC
STATEMENT OF CASH FLOWS
(A Development Stage Company)

	Year ended December 31, 2006	Period July 9, 2005 (Date of Formation) through December 31, 2005
Cash flows from operating activities:		
Net loss	$ (26,175)	$ (25,004)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	845	166
Changes in operating assets and liabilities:		
Increase in accrued expenses and accounts payable	6,000	18,165
Increase in notes payable to officers, unsecured		
Net cash used in operating activities	(19,330)	(6,672)
Cash flows from investing activities		
Aquisition of fixed assets	-	(3,000)
Trading Securities	(66,000)	-
	(66,000)	(3,000)
Cash flows provided by financing activities		
Other long term liabilities		-
Proceeds from issuance of common stock	-	10,138
Shareholders Loan	84,866	
Net cash flows provided by financing activities	84,866	10,138
Net increase in cash and cash equivalents	(464)	466
Cash and cash equivalents, beginning of period	466	-
Cash and cash equivalents, end of period	$ 2	$ 466

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest		$ (167)
Income taxes		$ -

See notes to financial statements.

ONG HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006
(A DEVELOPMENT STAGE COMPANY)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ONG Holdings, Inc. (the "Company or "ONG"), a development stage company, was originally incorporated in Delaware in September 2002 under the name Aquasolve Inc. On July 9, 2005, the Company changed its name to ONG Holdings, Inc. The Company is focused on the acquisition, stimulation, rehabilitation and asset improvement of small to medium sized manageable oil and gas fields throughout North America.

The Company is considered a development stage enterprise as defined in Financial Accounting Standards Board ("FASB") Statement No. 7, "Accounting and Reporting for Development Stage Companies". The Company has no significant revenue from July 9, 2005 (date of formation) to December 31, 2006 and generated a net loss of $34,888 and there is no assurance the Company will achieve a profitable level of operations.

Basis of Presentation

The interim financial statements included herein are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for fair presentation of the information contained herein. These interim financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the period ended December 31, 2005. The Company adheres to the same accounting policies in preparation of interim financial statements. As permitted under generally accepted accounting principles, interim accounting for certain expenses, including income taxes are based on full year assumptions. Such amounts are expensed in full in the year incurred.

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accrued expenses.

The Company's cash and cash equivalents are concentrated primarily in one bank in the United States. At times, such deposits could be in excess of insured limits. Management believes that the financial institution that holds the Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

Earnings (Loss) Per Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the specified period. Diluted loss per common share is computed by dividing net loss by the weighed average number of common shares and potential common shares during the specified period. The Company has no potentially dilutive securities.

Evaluation of long-lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." If the carrying value of the long-lived asset exceeds the estimated future undiscounted cash flows to be generated by such asset, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Income Taxes

Income taxes are not provided for in the financial statements since ONG Holdings, Inc. incurred a net loss for the period January 1, 2006 through December 31, 2006.

Fair Value of Financial Instruments

For financial instruments including cash and accrued expenses, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

New Financial Accounting Standards

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3 COMMON STOCK

The Company is authorized to issue 200,000,000 shares of $0.000001 par value common stock. During the period ended December 31, 2006 the Company issued 54,560,000 common shares and received net proceeds of $10,138

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, State of Texas, on March 24, 2007.

(Issuer) ONG HOLDINGS, INC.

By (Signature and Title) Gerald Dunne President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ____________________
(Title) ____________________
(Selling security holder) ____________________
(Date) ____________________

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

END